Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-104449
                                                                   333-104449-01
                                                                   333-104449-02

           Prospectus Supplement to Prospectus dated April 25, 2003

                                  $60,000,000

[LOGO]
GULF
  POWER
A SOUTHERN COMPANY


                 Series G 4.35% Senior Notes due July 15, 2013

                               -----------------

Gulf Power Company will pay interest on the Series G Senior Notes on January 15 and July 15 of each year. The first payment will be made on January 15, 2004. The Series G Senior Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

The Series G Senior Notes are not redeemable prior to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                                           Per
                                                        Series G
                                                       Senior Note    Total
                                                       ----------- -----------
  Initial Public Offering Price*......................   99.792%   $59,875,200
  Underwriting Discounts and Commissions..............    0.650%   $   390,000
  Net Proceeds, before expenses, to Gulf Power Company   99.142%   $59,485,200

                               -----------------

* The initial public offering price set forth above does not include accrued interest, if any. Interest on the Series G Senior Notes will accrue from the date the Series G Senior Notes are issued.

See "Risk Factors" on page S-3 of this Prospectus Supplement for information on certain risks related to the purchase of these securities.

The underwriters expect to deliver the Series G Senior Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on July 22, 2003.

                               -----------------

                          Joint Book-Running Managers

              Lehman Brothers                     Scotia Capital

                               -----------------

                            KBC Financial Products

           The date of this Prospectus Supplement is July 14, 2003.

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. You must not rely on any unauthorized information or representations. This Prospectus Supplement and accompanying Prospectus is an offer to sell only the Series G Senior Notes and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement and accompanying Prospectus is current only as of its date.

                               Table of Contents

                             Prospectus Supplement

                                                                                              Page
                                              -                                               ----
Risk Factors................................................................................. S-3
The Company.................................................................................. S-3
Selected Financial Information............................................................... S-3
Use of Proceeds.............................................................................. S-4
Description of the Series G Senior Notes..................................................... S-4
Underwriting................................................................................. S-8

                                            Prospectus
About this Prospectus........................................................................   2
Risk Factors.................................................................................   2
Available Information........................................................................   2
Incorporation of Certain Documents by Reference..............................................   3
Gulf Power Company...........................................................................   3
Selected Information.........................................................................   4
The Trusts...................................................................................   5
Accounting Treatment of Trusts...............................................................   5
Use of Proceeds..............................................................................   5
Description of the Senior Notes..............................................................   6
Description of the Junior Subordinated Notes.................................................  10
Description of the Preferred Securities......................................................  15
Description of the Guarantees................................................................  16
Relationship Among the Preferred Securities, the Junior Subordinated Notes and the Guarantees  18
Plan of Distribution.........................................................................  19
Legal Matters................................................................................  20
Experts......................................................................................  20

                                 RISK FACTORS

   Investing in the Series G Senior Notes involves risk. Please see the risk factors in Gulf Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference in this Prospectus Supplement. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Gulf Power Company or that Gulf Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series G Senior Notes.

                                  THE COMPANY

   Gulf Power Company (the "Company") is a corporation organized under the laws of the State of Maine on November 2, 1925, and admitted to do business in Florida on January 15, 1926, in Mississippi on October 25, 1976 and in Georgia on November 20, 1984. The mailing address of the Company's principal executive offices is One Energy Place, Pensacola, Florida 32520-0100, and the telephone number is (850) 444-6111. The Company is a wholly owned subsidiary of The Southern Company.

   The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 7,400 square mile service area within the northwestern portion of the State of Florida.

                        SELECTED FINANCIAL INFORMATION

   The following selected financial data for the years ended December 31, 1998 through December 31, 2002 and the three months ended March 31, 2003 has been derived from the Company's financial statements and related notes, incorporated by reference in this Prospectus Supplement. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial information, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement.

                                                                           Three Months
                                                                              Ended
                                        Year Ended December 31,             March 31,
                              -------------------------------------------- ------------
                                1998     1999     2000     2001     2002       2003
                              -------- -------- -------- -------- -------- ------------
                                       (Thousands, except ratios)          (unaudited)
Operating Revenues........... $650,518 $674,099 $714,319 $725,203 $820,467   $197,838
Earnings Before Income Taxes.   89,356   86,515   82,607   89,716  104,397     22,291
Net Income after Dividends on
  Preferred Stock............   56,521   53,667   51,843   58,307   67,036     13,972
Ratio of Earnings to Fixed
  Charges(1).................     3.83     3.62     3.38     3.64     3.52       3.21

                                                                          Capitalization
                                                                       As of March 31, 2003
                                                                 ------------------------------------------
                                                                   Actual            As Adjusted(2)
                                                                   ----------    --------------------------
                                                                 (Thousands, except percentages) (unaudited)
Common Stock Equity............................................. $  556,870      $  556,870          46.4%
Cumulative Preferred Stock......................................      4,236           4,236           0.4
Company Obligated Mandatorily Redeemable Preferred Securities of
  Subsidiary Trusts Holding Company Junior Subordinated Notes...    115,000         115,000           9.6
Senior Notes....................................................    281,725         310,000          25.8
Other Long-Term Debt............................................    214,390         214,390          17.8
                                                                   ----------      ----------       -----
Total........................................................... $1,172,221      $1,200,496         100.0%
                                                                   ==========      ==========       =====

--------
(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest Expense, Net of Amounts Capitalized," "Distributions on Preferred Securities of Subsidiary" and the debt portion of allowance for funds during construction, and (ii) "Fixed Charges" consist of "Interest Expense, Net of Amounts Capitalized," "Distribution on Preferred Securities of Subsidiary" and the debt portion of allowance for funds used during construction.

(2) Reflects (i) the redemption in April 2003 of $5,000, the redemption in July 2003 of $25,000 and the proposed redemption in August 2003 of $46,695,000 aggregate principal amount of Series A 6.70% Senior Insured Quarterly Notes due June 30, 2038; (ii) the redemption in May 2003 of $45,000,000 aggregate principal amount of Series E 6.00% Senior Notes due January 30, 2012; (iii) the proposed issuance in July 2003 of $60,000,000 aggregate principal amount of Series H 5.25% Senior Notes due July 15, 2033 (the "Series H Senior Notes"); and (iv) the issuance of the Series G Senior Notes offered hereby.

                                USE OF PROCEEDS

   The proceeds from the sale of the Series G Senior Notes will be applied by the Company to pay at maturity in August 2003 the $60,000,000 outstanding principal amount of its Series C 4.69% Senior Notes due August 1, 2003.

                   DESCRIPTION OF THE SERIES G SENIOR NOTES

   Set forth below is a description of the specific terms of the Series G 4.35% Senior Notes due July 15, 2013 (the "Series G Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998 (the "Senior Note Indenture") between the Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the "Senior Note Indenture Trustee").

General

   The Series G Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series G Senior Notes will initially be issued in the aggregate principal amount of $60,000,000. The Company may, without the consent of the holders of the Series G Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series G Senior Notes, except for the public offering price and issue date. Any additional notes having such similar terms, together with the Series G Senior Notes, will constitute a single series of senior notes under the Senior
Note Indenture.

   The entire principal amount of the Series G Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on July 15, 2013. The Series G Senior Notes are not subject to any sinking fund provision. The Series G Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

   Each Series G Senior Note shall bear interest at the rate of 4.35% per annum from the date of original issuance, payable semiannually in arrears on January 15 and July 15 of each year to the person in whose name such Series G Senior
Note is registered at the close of business on the fifteenth calendar day prior to such payment date (whether or not a Business Day). The initial interest payment date is January 15, 2004. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series G Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. "Business Day" means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

Ranking

   The Series G Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other unsecured and unsubordinated obligations of the Company. The Series G Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $170,000,000 outstanding at March 31, 2003. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Redemption

   The Series G Senior Notes will not be redeemable at the option of the Company prior to maturity.

Book-Entry Only Issuance--The Depository Trust Company

   The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series G Senior Notes. The Series G Senior Notes will be issued only as fully-registered securities in the name of Cede & Co., DTC's nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series G Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series G Senior Notes, and will be deposited with DTC or a custodian therefor.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with Direct Participants, "Participants"). The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www. dtcc.com.

   Purchases of Series G Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series G Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series G Senior Notes ("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Participants through which the Beneficial Owners purchased Series G Senior Notes. Transfers of ownership interests in the Series G Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series G Senior Notes, except in the event that use of the book-entry system for the Series G Senior Notes is discontinued.

   To facilitate subsequent transfers, all Series G Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series G Senior Notes with DTC and their registration in the name Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series G Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series G Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Although voting with respect to the Series G Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (or such other DTC nominee) will itself consent or vote with respect to Series G Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s (or such other DTC nominee's) consenting or voting rights to those Direct Participants to whose accounts the Series G Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Payments on the Series G Senior Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC), and disbursement of such payments to the Beneficial Owners is the responsibility of Participants.

   Except as provided herein, a Beneficial Owner of a global Series G Senior Note will not be entitled to receive physical delivery of Series G Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series G Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series G Senior Note.

   DTC may discontinue providing its services as securities depositary with respect to the Series G Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series G Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series G Senior Notes. In that event, certificates for the Series G Senior Notes will be printed and delivered to the holders of record.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below (for whom Lehman Brothers Inc. and Scotia Capital
(USA) Inc. are acting as Representatives) and each of the Underwriters severally has agreed to purchase the principal amount of Series G Senior Notes set forth opposite its name below:

                                                      Principal
                                                      Amount of
                                                      Series G
                                                       Senior
                  Name                                  Notes
                  ----                               -----------
                  Lehman Brothers Inc............... $27,000,000
                  Scotia Capital (USA) Inc.......... $27,000,000
                  KBC Financial Products USA Inc.... $ 6,000,000

                                                     -----------
                    Total........................... $60,000,000

                                                     ===========

   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series G Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Series G Senior Notes if any are taken.

   The Underwriters propose initially to offer all or part of the Series G Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Series G Senior Notes to certain securities dealers at such price less a concession not in excess of 0.400% of the principal amount of the Series G Senior Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.200% of the principal amount of the Series G Senior Notes to certain brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The Company has agreed, during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any Series G Senior Notes, any security convertible into or exchangeable into or exercisable for Series G Senior Notes or any debt securities substantially similar to the Series G Senior Notes (except for the Series G Senior Notes issued pursuant to the Underwriting Agreement and the Series H Senior Notes), without the prior written consent of the Representatives.
   The underwriting discounts and commissions to be paid to the Underwriters by the Company with this offering will be 0.650% per Series G Senior Note, for a total of $390,000. In addition, the Company estimates that it will incur other offering expenses of approximately $230,000.

   In order to facilitate the offering of the Series G Senior Notes, the Underwriters or their affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the Series G Senior Notes. Specifically, the Underwriters or their affiliates may over-allot in connection with this offering, creating short positions in the Series G Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Series G Senior Notes, the Underwriters or their affiliates may bid for and purchase Series G Senior Notes in the open market. Finally, the Underwriters or their affiliates may reclaim selling concessions allowed to an underwriter or dealer for distributing Series G Senior Notes in this offering, if the Underwriters or their affiliates repurchase previously distributed Series G Senior Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series G Senior Notes above independent market levels. The Underwriters or their affiliates are not required to engage in these activities, and may end any of these activities at any time.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

   Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series G Senior Notes. In addition, neither the Company nor any of the Underwriters makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   The Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

   The Series G Senior Notes will not have an established trading market when issued. There can be no assurance of a secondary market for the Series G Senior Notes or the continued liquidity of such market if one develops. It is not anticipated that the Series G Senior Notes will be listed on any securities exchange.

================================================================================


                                  $60,000,000

[LOGO]
GULF
  POWER
A SOUTHERN COMPANY
                        GULF POWER COMPANY APPEARS HERE


                          Series G 4.35% Senior Notes
                               due July 15, 2013


                           ------------------------

                             PROSPECTUS SUPPLEMENT

                           ------------------------

                                Lehman Brothers
                                Scotia Capital
                            KBC Financial Products


                                 July 14, 2003
================================================================================